UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _n/a_)*
Gray Television, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
389375106
(CUSIP Number)
July 14, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_]  Rule 13d-1(b)

            [X]  Rule 13d-1(c)

            [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13G
CUSIP No.
389375106

1
Names of Reporting Persons

MBX Capital LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Michigan, USA
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  4,598,675

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  4,598,675

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

4,598,675
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.2% (1)
12
Type of Reporting Person (See Instructions)

OO






FOOTNOTES
(1)    Based on a total of  88,632,523 shares of the Issuers
Common  Stock issued and outstanding as of April
29, 2021, as reported on the Issuers most recent Quarterly
Report on Form 10-Q filed with the
Commission on May 6, 2021.



Item 1.
(a)        Name of Issuer: Gray Television, Inc.
(b) Address of Issuers Principal Executive Offices: 4370 Peachtree Road, NE, Atlanta, GA 30319
Item 2.
(a)                Name of Person Filing: MBX Capital LLC
(b) Address of Principal Business Office or, if None, Residence: 38955 Hills Tech Dr., Farmington Hills,
MI 48331
(c)                Citizenship:     MBX Capital LLC is a
Michigan limited liability company.
(d)               Title and Class of Securities: Common Stock
(e)                CUSIP No.: 389375106
Item 3. If this statement is filed pursuant to SS 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)        [_]        Broker or dealer registered under Section
15 of the Act;
(b)        [_]        Bank as defined in Section 3(a)(6) of the
Act;
(c)        [_]        Insurance company as defined in Section
3(a)(19) of the Act;
(d)        [_]        Investment company registered under
Section 8 of the Investment Company Act of 1940;
(e)        [_]        An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)        [_]        An employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)        [_]        A parent holding company or control person
in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)        [_]        A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)         [_]        A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company Act of 1940;
(j)         [_]        A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)        [_]        Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4. Ownership
(a)        Amount Beneficially Owned:    4,598,675
 (b)       Percent of Class:  5.2%
 (c)       Number of shares as to which such person has:
            (i)               Sole power to vote or to direct
the vote: 4,598,675
            (ii)              Shared power to vote or to direct
the vote: 0
(iii)                          Sole power to dispose or to
direct the disposition of: 4,598,675
(iv)                           Shared power to dispose or to
direct the disposition of: 0
Item 5.       Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [    ].
   Not Applicable
Item 6.       Ownership of more than Five Percent on Behalf of
Another Person.
                 Not Applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
                 Not Applicable
Item 8. Identification and classification of members of the group.
                 Not Applicable
Item 9.       Notice of Dissolution of Group.
                 Not Applicable
Item 10.     Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 20, 2021

MBX Capital LLC
/s/ Manoj Bhargava
Manoj Bhargava, Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001).